Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 5/___/14	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: May 21, 2014

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 21st day of May, 2014.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2014


14011214

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

May 21, 2014

VIA FEDERAL EXPRESS

Chris Grobbel
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC – Amendment No. 7 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Mr. Grobbel:

Enclosed for official filing pursuant to Rule 6a-2(b) is an original and two copies of Amendment No. 7 to the Form 1 Application of Miami International Securities Exchange, LLC, which includes Exhibits C, J and M.

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
Executive Vice President, General Counsel
and Corporate Secretary

Enclosures
cc: Richard R. Holley, III, Assistant Director, Division of Trading and Markets

Exhibit C

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A. Miami International Holdings, Inc.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, Miami International Technologies, LLC and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:

Amended and Restated Certificate of Incorporation filed with the State of Delaware Secretary of State on August 31, 2012 - previously filed (no change).

Article Ninth of the Amended and Restated Certificate of Incorporation of Miami International Holdings, Inc. (the "New Certificate") places certain ownership and voting limits on the holders of Miami International Holdings, Inc. ("Miami Holdings") stock and their Related Persons (as defined in Article Ninth (a)(ii) of the New Certificate). The relevant provisions of the New Certificate impose a 40% ownership limit on the amount of capital stock of Miami Holdings that any person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially; a 20% ownership limit on the amount of capital stock of Miami Holdings that any Exchange Member, either alone, or together with its Related Persons, may own directly or indirectly, of record or beneficially; and prohibit any person, either alone or together with its Related Persons, from having or exercising more than 20% of the voting power of the capital stock of Miami Holdings. See proposed Article Ninth, Section (b)(i) of the New Certificate.

Article Ninth of the New Certificate further provides that in the event that a person, either alone or together with its Related Persons, owns shares in excess of the ownership limitations set forth in Article Ninth, Miami Holdings will be obligated to redeem promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such redemption, that number of shares of stock necessary so that such person, together with its Related Persons, will own of record or beneficiary shares of stock representing in the aggregate no more than 40% of any class of capital stock of Miami Holdings, (or 20% in the case of an Exchange Member, either alone or together with its Related Persons) after taking into account that such redeemed shares will become treasury shares and will no longer be deemed to be outstanding. See proposed Article Ninth, Section (e) of the New Certificate. If and to the extent that shares of Miami Holdings stock beneficially owned by any person or its Related Persons are held of record by any other person, this provision will be enforced against such record owner by requiring the redemption of shares of Miami Holdings stock held by such record owner in a manner that will accomplish the ownership limitation applicable to such person and its Related Persons.

Article Ninth of the New Certificate further provides that in the event that a person, either alone or together with its Related Persons, is entitled to vote or cause the voting of shares representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter (including if it and its Related Persons possess this voting power by virtue of agreements entered into with other persons not to vote shares of stock), then such person, either alone or together with its Related Persons, will not be entitled to vote or cause the voting of these shares of stock to the extent that such shares represent in the aggregate more than 20% of the total number of votes entitled to be cast on any matter, and any such votes purported to be cast in excess of this percentage will be disregarded. See proposed Article Ninth, Section (b)(i)(C) and Section (d) of the New Certificate. If and to the extent that shares of Miami Holdings stock beneficially owned by any person or its Related Persons are held of record by any other person, this provision will be enforced against such record owner by limiting the votes entitled to be cast by such record owner in a manner that will accomplish the voting limitation applicable to such person and its Related Persons.

8. *Copy of existing by-laws*: **Amended and Restated By-Laws as of August 31, 2012 - previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Holdings, Inc. [No change]

The following are currently the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Edward Deitzel	Senior Vice President – Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel

The officers of Miami International Holdings, Inc. will serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. will serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc. [Updated]

The following persons are currently the directors of Miami International Holdings, Inc.:

Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
Barry J. Belmont
Ricardo Blach
Christopher Brady
Dr. John P. Davis
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Jack G. Mondel
William J. O'Brien III
Col. Clinton Pagano
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc. **[Updated]**

The following persons are currently members of the Audit Committee of Miami International Holdings, Inc.:

Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc. **[New]**

The following persons are currently members of the Compensation Committee of Miami International Holdings, Inc.:

Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. Miami International Technologies, LLC **[No change]**

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: organized in Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Miami International Holdings, Inc. intends to manage its technology sale or license business through MIAX Technologies. MIAX Technologies is the surviving company in a merger with ITX Technologies, LLC, a New Jersey limited liability company which ceased to exist upon the merger with MIAX Technologies on June 29, 2010.

5. *Brief description of business or functions*: MIAX Technologies is not yet active. MIAX Technologies may engage in the sale or licensing of trading and information technology.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **The Amended and Restated Certificate of Formation - previously filed (no change).**

8. *Copy of existing by-laws*: **The First Amended and Restated Limited Liability Company Agreement - previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Technologies, LLC:

Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. Miami International Futures Exchange, LLC [No change]

1. *Name*: Miami International Futures Exchange, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. intends to develop MIAX Futures as a futures exchange under the regulation of the CFTC following the commencement of operations by the MIAX as a registered national securities exchange. Once MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **The Amended and Restated Certificate of Formation [previously filed - no change].**

8. *Copy of existing by-laws*: **The First Amended and Restated Limited Liability Company Agreement - previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Futures Exchange, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC:

Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Exhibit J

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department

Name	Title
Chandra Sreeraman	Vice President – Programming Services – Business Systems Development
James Morgan	Assistant Vice President – Associate Counsel, Office of General Counsel
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. Directors of Miami International Securities Exchange, LLC

The following persons are directors and Board observers of the Exchange as of March 11, 2014: **[No change]**

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2015	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2015	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2015	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2015	Principal – Equities Division at Sandler O'Neill & Partners, L.P.

Name	Classification	Term of Office	Type of Business
Meaghan Dugan	Industry/Member Representative Director	Class II – 2015	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
John DiBacco, Jr.	Industry	Class II – 2015	Global Head of Equities Trading – KCG
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC
Francine Fang	Industry/Member Representative Director	Class III – 2016	Head of Options Market Making – KCG
Marianne Deane	Non-Industry	Class III – 2016	Community Volunteer
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2017	Attorney
J. Gray Teekell	Non-Industry/ Independent	Class I – 2017	President of The Teekell Company, Inc.

Name	Classification	Term of Office	Type of Business
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2017	Professional and Philanthropic Public Speaker
H. Dale Herring	Industry	Class I – 2017	Real Estate Development
William T. Bergman	Non-Industry/ Independent	Class I – 2017	Vice President and Special Assistant to the President, Temple University
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President- Timber Hill, LLC
Saroj Mahapatra	Industry/Member Representative Director	Class I – 2017	Managing Director, Sr. Quant Analyst – Bank of American Merrill Lynch

Observer:

Name	Classification	Term of Office	Type of Business
Guy Dowman	Industry	So long as qualified under equity Rights Program	Vice President and Executive Director – Morgan Stanley

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows: **[No change]**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
William T. Bergman	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director
Lindsay L. Burbage	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry Director/Independent
Robert Castrignano	Industry Director
Meaghan Dugan	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
Marianne Deane	Non-Industry Director
H. Dale Herring	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Marianne Deane	Non-Industry Director
Kurt M. Eckert	Industry/Member Representative Director
Saroj Mahapatra	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of May 21, 2014 including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firm 34 — As of 21-May-14

Member Firm				Tele #	Approval Date	Membership Type	Classification
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE	MEMBER FIRM
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
BARCLAYS CAPITAL INC. 745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
BNP PARIBAS SECURITIES CORP. 787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	EEM: ORD FLOW/CLEAR	MEMBER FIRM
CITADEL SECURITIES LLC 131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW	MEMBER FIRM
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
DASH FINANCIAL LLC 910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
DEUTSCHE BANK SECURITIES INC. 60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR	MEMBER FIRM
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	EEM: CLEARANCE	MEMBER FIRM
GOLDMAN, SACHS & CO. 200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	PL/LMM	MEMBER FIRM
INSTINET, LLC 1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR	MEMBER FIRM
INTERACTIVE BROKERS LLC One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM

Member Firm:

Firm / Address	City	State	Zip	Tele #	Approval Date	Membership Type	Classification
ITG DERIVATIVES LLC, 601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
J.P. MORGAN CLEARING CORP., 3 Chase Metrotech Center	Brooklyn	NY	11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE	MEMBER FIRM
J.P. MORGAN SECURITIES LLC, 383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
KCG AMERICAS LLC, 545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
LIME BROKERAGE LLC, 625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
LIQUIDPOINT, LLC, 311 South Wacker Drive, Ste. 4700	Chicago	IL	60606	(312) 986-2006	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
MERRILL LYNCH PROFESSIONAL CLEARING CORP., One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT, One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
MORGAN STANLEY & CO. LLC, 1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
PERSHING LLC, 1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	EEM: CLEARANCE	MEMBER FIRM
SET TRADING PARTNERS, LLC, 230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	EEM: MARKET DATA	MEMBER FIRM
SOUTHWEST SECURITIES, INC., 1201 Elm Street, Ste. 3500	Dallas	TX	75270	(214) 859-1800	2/8/2013	EEM: CLEARANCE	MEMBER FIRM
SUSQUEHANNA SECURITIES, 401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	PLMM	MEMBER FIRM
TIMBER HILL LLC, One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	(203) 618-5800	12/7/2012	PL/L/RMM/EEM: CLEAR	MEMBER FIRM
UBS SECURITIES LLC, 677 Washington Boulevard	Stamford	CT	06901	(203) 719-3000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
VOLANT LIQUIDITY, LLC, 7 World Trade Center, Ste. 3301	New York	NY	10007	(646) 484-3000	5/31/2013	EEM: ORDER FLOW	MEMBER FIRM
WEDBUSH SECURITIES INC., 1000 Wilshire Boulevard	Los Angeles	CA	90017	(213) 688-8090	12/7/2012	EEM: CLEARANCE	MEMBER FIRM

Member Firm:

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type	Classification
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor	Charlotte	NC	28202	(704) 410-2151	4/11/2014	EEM: ORD FLOW/CLEAR	MEMBER FIRM
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-4000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-3490	12/7/2012	PL/LMM	MEMBER FIRM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

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RT 725 4

FZ

4486
05.22



To: Grobbel, Christoph

Department: HQ/TM

Phone: 202.551.5491

Route: HQ-7a

Mail Stop: 7010

Building: SP1

Package Type:

Sender Name:



10018999831600020549007700517 7
4486

5/22/2014 9:42:12 AM

From: (609) 897-8174
Barbara J. Comly, Esq.
Miami International Holdings, Inc.
7 Roszel Road, 5th Fl

Princeton, NJ 08540

Origin ID: PRIA

FedEx Express



J14101402070326

Ship Date:
ActWgt: 0.5
CAD: 1046

Delivery A

SHIP TO: (609) 897-8174 BILL SENDER

Chris Grobbel
Securities & Exchange Commission
Div of Trading & Markets
100 F Street NE
WASHINGTON, DC 20549

Ref #
Invoice #
PO #
Dept #

THU - 22 MAY 10:30A
PRIORITY OVERNIGHT

TRK# 0201 7700 5177 4486

20549
DC-US
IAD

EP YKNA





522G1/62D3/F220

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